Exhibit 99.12

Burcon

A New World in Protein®

ANNUAL REPORT 2011

refresh

letter to shareholders

We chose the single word refresh for the cover of our annual report this year to denote both the revolutionary application of our CLARISOY® soy protein into refreshing beverages and to symbolize the transformation of Burcon from our pre-revenue research and development roots.

On March 4, 2011, we signed a license agreement with Archer Daniels Midland Company (“ADM”) for the worldwide production, distribution and sale of our CLARISOY® soy protein. That announcement marked a watershed development for Burcon as the commercialization of CLARISOY® will provide Burcon with its first earnings stream.

The license agreement has been in-place for just four months as of the date of this annual report and commercialization milestones are already being achieved. Notably, ADM launched CLARISOY® to their customers at the Institute of Food Technologist’s Annual Meeting & Food Expo (“IFT”), the largest annual food science forum and exposition in the world, describing CLARISOY® as:

“the world’s first vegetable-based protein that offers clarity and complete protein nutrition for low pH beverage systems.”

The product ADM was demonstrating at IFT was CLARISOY® 100, the first product to launch in ADM’s CLARISOY® line. ADM noted that CLARISOY® 100 has been specifically designed for use in beverage applications such as sport and recovery drinks and is unlike anything available on the market today.

We are very pleased to have ADM as our partner commercializing CLARISOY® soy protein. ADM has been a global leader in soy proteins for over 20 years and with their demonstrated excellence in the production and sale of food ingredients we believe they are the ideal partner to maximize the worldwide potential of CLARISOY®.

During the past year we also made important advancements in the development of our canola protein isolates Puratein® and Supertein™. Most notably, on August 30, 2010, we announced that the U.S. Food and Drug Administration (“FDA”) issued a no objection letter with respect to Puratein® and Supertein™ canola protein isolates. The response indicates that the FDA does not question that Puratein® and Supertein™ are Generally Recognized as Safe (“GRAS”) among qualified experts for their intended use as an ingredient in human food and beverages.

GRAS notification is often a demand from major branded food and beverage producers. To our knowledge, Puratein® and Supertein™ canola protein isolates are the only canola protein isolates to have achieved this important level of regulatory recognition.

Burcon’s major asset is our intellectual property portfolio and during the past year we enjoyed great success as we built upon that portfolio. Our U.S. patents almost doubled from 14 to 27 issued patents, increasing our overall granted patents from 118 to 164. Importantly, throughout this past year we have continued to aggressively file patents to protect our technology and notably our CLARISOY® technology. As at the time of writing we have over 275 additional patent applications, 70 of which are U.S. patent applications.

creating opportunity

Protein as a functional nutrient in food and beverages is poised to continue its strong growth at least in part because of the consumer demand for nutrition, health and wellness. Burcon aims to make your life more pleasurable with novel protein ingredients that taste better and which are more nutritious.

In the coming year we will continue to focus on our core strength of innovation in agri-food technology. We will support ADM in bringing CLARISOY® to market and we will refresh our efforts on commercializing our Puratein® and Supertein™. Finally, we will continually strive to expand our product pipeline to include other innovative protein and non-protein ingredients.

The opportunities before us are many and vast. We believe we can pursue those opportunities profitably in a socially conscious and sustainable manner - thereby contributing to a brighter future. We hope you find that commitment refreshing.

It is a privilege for me and for our entire team to build upon our opportunity by serving our shareholders.

I thank our employees for their contributions in this past year and pass on to you, our shareholders, sincere thanks for your support.

/s/ Allan Yap
ALLAN YAP
Chief Executive Officer and Chairman of the Board of Directors

management’s discussion and analysis of financial condition and results of operations

Years ended March 31, 2011 and 2010 (All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at June 22, 2011 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the year ended March 31, 2011. The following information should be read in conjunction with the Company’s audited consolidated financial statements and related notes therein that are prepared in accordance with Canadian generally accepted accounting principles. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

forward-looking statements
From time to time, the Company or its employees may provide information containing forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in these statements that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in these statements, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As a result, actual future results may differ significantly from those stated in any forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information due to the inherent uncertainty therein.

overview of the company and its business
Since 1999, Burcon has developed a portfolio of composition, application, and process patents around its plant protein extraction and purification technologies. Our patented processes utilize inexpensive oilseed meals for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products include CLARISOY®, a soy protein isolate which is 100% soluble and transparent in acidic solutions, as well as Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 164 issued patents worldwide, including 27 issued U.S.

patents, and well in excess of 275 additional patent applications, 70 of which are U.S. patent applications.

license and production agreement
On March 4, 2011, Burcon signed a license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (ADM) to license its CLARISOY® technology (License) to ADM on an exclusive basis to use and exploit Burcon’s soy protein technology solely to make, have made, use, market and sell soy protein products (the “Soy Products”) that use, incorporate or are derived from any Burcon technology. ADM has agreed to use reasonable commercial efforts to design, build and commission an initial production facility within a specified amount of time after it receives permit approval from the US Environmental Protection Agency (“EPA Approval Date”) to manufacture the Soy Products (the “Semi-works Production Facility”). ADM will also, within a time specified under the Soy Agreement, provide written notice to Burcon to advise whether it will or will not increase its annual production capacity of the Soy Products beyond the capacity of the Semi-works Production Facility (“Full Commercial Production”). The Soy Agreement provides each party the right to convert the exclusive license to a non-exclusive license under certain conditions.

CLARISOY® soy protein is a unique soy protein that is 100 percent soluble, transparent and very low in viscosity in low pH (acidic) beverages. Use of CLARISOY® allows for the production of transparent, protein fortified beverages such as juices, soft drinks and sport drinks in the low pH range. The terms of the License include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY®, (b) a royalty stream payable to Burcon on a quarterly basis that begins upon the approval by the Environment Protection Agency until the first bona fide arm’s length sale of Soy Products manufactured in the Semi-works Production facility, and (c) a royalty structure that incorporates financial incentive for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY® under the twenty-year license agreement. The maintenance of the CLARISOY® soy protein patent portfolio during the term of the license agreement will be the responsibility of Burcon.

The License further contemplates that ADM will increase capacity to Full Commercial Production. Upon such increase, a full-commercial royalty rate will be payable on a percentage of the net revenues generated by ADM from the sales of CLARISOY®. Under the terms of the License, there is a mechanism for ADM to benefit from a stepped-down royalty rate on the establishment of certain commercial sales levels in additional geographic regions beyond North America. The additional geographic regions include the rest of the world and are defined as Asia, South and Central America, Europe including Eastern Europe and Africa. Capital costs associated with building and commissioning of production plants and the general market development of CLARISOY® will be the sole expense of ADM.

license and development agreement
Burcon has a license and development agreement (Canola Agreement) with ADM to commercialize Burcon’s canola protein ingredients, including Puratein® and Supertein™. Upon completion of the development period set out in the Agreement, and the parties’ agreement on the royalty rate and minimum royalties payable by ADM, Burcon is required to grant ADM an exclusive, royalty-bearing, worldwide license to use Burcon’s technology to make and sell products, together with certain rights to grant sublicenses. In October 2008,

Burcon announced that Puratein® and Supertein™ have been self-affirmed GRAS (Generally Recognized As Safe). On August 30, 2010, Burcon also announced that that the U.S. Food and Drug Administration (FDA) has issued a no objection letter that Puratein® and Supertein™ are GRAS under the intended conditions of use. GRAS notification is a voluntary procedure whereby a company informs the FDA of its determination that the use of a substance is GRAS. The total cost of the regulatory recognition process, governed by a defined cost sharing agreement for all of the third-party expenses, is US$945,922, with Burcon’s share at US$585,922. The cost sharing agreement provides that either ADM or Burcon is required to reimburse the other on the occurrence of certain events. On March 1, 2011, Burcon and ADM amended the Canola Agreement to provide a one-year extension to the development period to March 1, 2012 to facilitate continued research aimed at expanding the commercial value of Puratein® and Supertein™. Burcon has agreed to reimburse ADM for its share of regulatory recognition process of US$360,000. In May 2011, these funds were deposited into an interest-bearing escrow account held in trust for Burcon and ADM until March 1, 2012. On March 1, 2012, the funds held in the escrow account, including any accrued interest, will be released to ADM, and upon receipt, all intellectual property, reports, studies or other materials prepared by ADM, Burcon or by a third party in connection with the GRAS Process will be deemed to be owned solely by Burcon and ADM will have no further rights with respect thereto. Unless Burcon and ADM come to any other agreements, the Canola Agreement will terminate on March 1, 2012.

operational highlights
During the first half of the year, the Winnipeg Technical Centre (“WTC”) focused on the further optimization of the CLARISOY® process and further improvement of the final products. Work was carried out on increasing yields and improving economics. This work continued for the balance of the year. Much patent work was conducted and several patent applications were filed during the year. During the second half of the year, in particular the last quarter, the primary focus at the WTC was to gather data required for scale up to a production plant and equipment selection.

During the year ended March 31, 2011, management focused on working with a short list of major food ingredient companies to negotiate a strategic alliance to bring CLARISOY® to market. The efforts culminated in the signing of the Letter of Intent with ADM in November 2010 and the License and Production Agreement on March 4, 2011.

PUBLIC OFFERING
On June 18, 2009, Burcon completed a public offering of 2,942,950 common shares at $5.75 per common share, including 333,950 common shares pursuant to the partial exercise of the agents’ over-allotment option. The agents received a cash commission of 6% of the gross proceeds and compensation options (Agents’ Warrants) entitling the agents to purchase up to 117,718 common shares (equal to 4% of the common shares sold pursuant to the offering). Each Agents’ Warrant entitled the holder to acquire one common share of the Company at an exercise price of $5.75 per share at any time before and including December 18, 2010. All Agents’ Warrants were exercised prior to their expiry date. As at March 31, 2011, no Agents’ Warrants were outstanding (2010 – 111,477).

Burcon is using the net proceeds from the offering for continued research and development of Burcon’s soy protein isolate extraction and purification technology (CLARISOY®), further refining of Burcon’s canola protein isolate extraction and purification technology (Puratein®

and Supertein™), filing new patent applications and expanding Burcon’s intellectual property portfolio, and for general working capital purposes. The net proceeds were also used towards legal fees for the negotiation of agreements for CLARISOY® soy protein isolate, Puratein® and Supertein™ canola protein isolates.

Concurrent with the completion of Burcon’s public offering, the Company’s common shares were listed on the Toronto Stock Exchange (“TSX”).

intellectual property
Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;

  Applications to protect the uses of Puratein® and Supertein™, and CLARISOY®; for example, as functional food and beverage ingredients; and

  Applications to protect the “signature characteristics” of Puratein® and Supertein™, and CLARISOY®.

During the year and to the date of this MD&A, Burcon filed eight new U.S. patent applications for its CLARISOY® technology and 13 of Burcon’s canola and flax protein patent applications were granted as United States patents.

Burcon now holds 27 U.S. issued patents over canola and flax protein processing technology and canola protein isolate applications. In addition, Burcon has a further 70 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 164 issued patents covering inventions that include the 27 granted U.S. patents. Currently, Burcon has over 275 additional patent applications that are being reviewed by the respective patent offices in various countries worldwide.

appointment of new independent directors
During fiscal 2010, Burcon announced the appointment of Dr. Lawrence Wang to its Board of Directors. After an extensive teaching and research career, Dr. Wang retired in 2005 and became Professor Emeritus in the Department of Biological Sciences at the University of Alberta. Dr. Wang’s research involved energy and fat metabolism and the enhancement of cold tolerance in man, hibernation and hypothermia, and the influence of herbs (e.g. ginseng) on learning and memory, aging, exercise, and obesity. His publications include five patents, five edited books, and over 150 original scientific research papers and reviews. Throughout his career, Dr. Wang has received numerous awards. In 2000, Dr. Wang Co-Founded the University of Alberta’s ECO (Ecological Conservancy Outreach) Fund. The main objective of the ECO Fund is to help with eco-rehabilitation and eco-management of the Upper Yangtze River. In addition to funding, Dr. Wang and the scientists at the University of Alberta have also provided technical and socio-economic expertise to help with 14 on-going ECO projects in China.

Also last year, Burcon announced the appointment of Dr. D. Lorne Tyrrell to its Board of Directors. Dr. Tyrrell is the Canadian Institute of Health Research (CIHR)/Glaxo SmithKline Chair in Virology in the Department of Medical Microbiology and Immunology at the University of Alberta. Since 1986, he has focused his research on viral hepatitis. Dr. Tyrrell was Dean of the Faculty of Medicine and Dentistry from 1994-2004 at the University of Alberta. Since leaving the Deanship in 2004, Dr. Tyrrell has taken on a number of important positions in healthcare in Alberta and in Canada, including the Chair of the Board of the Institute of Health Economics and the Chair of the Board of the Health Quality Council of Alberta. Dr. Tyrrell is currently the Chair of the Board of Directors of the Gairdner Foundation and is also on the Advisory Council for the University of Alberta, Faculty of Agriculture, Life and Environmental Sciences. He has received numerous prestigious awards and has served on the boards of several biotech companies and has experience with integrating a company’s intellectual property with product research and development, and commercialization. In April 2010, Dr. Tyrrell was appointed as the inaugural director of the new Li Ka Shing Institute of Virology at the University of Alberta.

In April 2010, Burcon announced the appointment of Mr. Alan Chan to its board of directors. Mr. Chan is an executive director at ITC Corporation Limited and ITC Properties Group Ltd., both of Hong Kong. As at the date of this MD&A, ITC Corporation Limited has an interest of approximately 21.0% in the outstanding shares of the Company. At ITC Corporation Limited, Mr. Chan has focused on the sourcing, negotiations and valuation of venture capital deals in various sectors. At ITC Properties Group, Mr. Chan has been involved with due diligence, negotiations, investment, sourcing as well as master planning and design of commercial, hospitality and residential projects. In addition, he is the lead executive director developing new policies for green and sustainable development practices throughout the group. Prior to joining ITC, Mr. Chan worked in the Investment Banking Division of the Goldman Sachs Group with a focus on capital raising, mergers & acquisitions and strategic advisory for financial institutions, technology and consumer retail companies in Greater China and Southeast Asia with transactions ranging from US$500 million to US$5.6 billion.

resignation of director
Concurrent with the announcement of the appointment of Mr. Chan to the board of directors, Burcon announced the resignation of Ms. Dorothy Law from the board of directors. Ms. Law has served as a director of the board since December 1998. She will continue to act as Senior Vice President, Legal and Corporate Secretary of the Corporation.

summary of operating results
Years ended March 31 (in thousands of dollars, except share and per-share amounts)

	2011	2010	2009
Interest and other income	139	88	78
Research and development expenditures	2,764	2,101	2,091
Other expenditures	5,808	4,647	2,798
Loss for the year	(8,433)	(6,660)	(4,811)
Basic and diluted loss per share	(0.29)	(0.24)	(0.19)
Total assets	14,245	16,121	4,297
Total long-term liabilities	-	-	-
Cash dividends declared per-share	-	-	-
Weighted average shares outstanding (thousands)	29,545	28,287	25,458

results of operations
As at March 31, 2011, Burcon has not yet generated any revenues from its technology. For the year ended March 31, 2011, the Company recorded a loss of $8,433,451 ($0.29 per share) as compared to $6,660,322 ($0.24 per share) in the prior year. Included in the loss amount is $3,718,096 (2010 – $2,649,297) of stock-based compensation (non-cash) costs. The other non-cash costs included in the loss for the year are amortization of $178,050 (2010 – $163,969) and loss on disposal of property and equipment of $nil (2010 – $924). The following provides a comparative analysis of significant changes in major expenditures items.

RESEARCH AND DEVELOPMENT EXPENSES
Components of research and development (“R&D”) expenditures are as follows: Years ended March 31 (in thousands of dollars)

	2011	2010	2009
Salaries and benefits	1,772	1,450	1,285
Toxicology trials	356	4	203
Laboratory operation	319	338	246
Amortization	174	161	167
Rent	73	76	77
Analyses and testing	54	50	74
Travel and meals	16	22	22
Loss on disposal of property and equipment	-	-	17
	2,764	2,101	2,091

R&D expenses increased by approximately $663,000 from fiscal 2010. After deducting stock-based (non-cash) compensation expense of about $926,000 (2010 – $565,000), salaries and benefits decreased by approximately $39,000. In March 2011, the Company determined it had met all the criteria of deferring development costs with respect to CLARISOY® and has capitalized about $202,000. After taking into account the cash portion of salaries and benefits that have been capitalized, salaries and benefits increased by $29,000 during the year. About $13,000 of the increase can be attributed to annual salary increases, with the balance relating the insurance proceeds received during fiscal 2010 for a loss of production days in fiscal 2009.

As noted above, Burcon agreed to reimburse ADM for its share of the GRAS regulatory recognition process pursuant to the amendment of the Canola Agreement. The amount of $355,680 (US 360,000) has been included in toxicology trials and in accounts payable and accrued liabilities as at March 31, 2011 and has been deposited subsequent to year-end into an escrow account under joint names of Burcon and ADM. On March 1, 2012, the funds held in the escrow account, including any accrued interest, will be released to ADM. Unless Burcon and ADM come to any other agreements, the Canola Agreement will terminate on March 1, 2012. During fiscal 2010, Burcon made a payment of approximately $3,500 relating to filing the GRAS notification.

After taking into account the costs that have been capitalized, laboratory costs did not change significantly. However, rental equipment costs increased during the year by about $37,000 due to equipment that was being tested for research and commercial production scale-up, offset by a decrease in repairs and maintenance expenses.

GENERAL AND ADMINISTRATIVE (“G&A”) EXPENSES
Years ended March 31 (in thousands of dollars)

	2011	2010	2009
Salaries and benefits	3,214	2,312	898
Investor relations	447	387	503
TSX listing fee	-	210	-
Office supplies and services	103	121	77
Travel and meals	85	85	45
Other	73	62	31
	3,922	3,177	1,554

Included in salaries and benefits is stock-based compensation expense of approximately $2,636,000 (2010 – $1,928,000). Options granted to directors in the third quarter of fiscal 2010 vested immediately and a related fair value of about $1,059,000 was recorded as stock-based compensation. The full-year effect of the options granted at the same time to employees contributed to an increase of stock-based compensation of about $1,416,000. Options granted to directors this year, of which some were vested immediately, also contributed to approximately $645,000 of the increase, offset by about $287,000 of stock-based compensation expense from options that completed vesting in the first quarter. The cash portion of salaries and benefits increased by about $174,000 over last year due to two of the Company’s officers having transferred their employment to Burcon during the year which resulted in an increase in salaries and benefits of about $112,000. The balance of the increase is attribautable to the hiring of a business development analyst late last year, as well as an increase in directors’ fees due to the appointment of new independent directors and additional committee meetings held during the year.

Included in investor relations expenses is approximately $125,000 (2010 – $104,000) of stock-based compensation expense. The cash portion of investor relations expense increased by approximately $40,000. Fees and travel expenses paid to U.S. and Canadian investor and public relations consultants contributed about $46,000 to the increase, as well as expenses for a newly-designed website of about $32,000, offset by a decrease in annual report and video expenditures of about $18,000.

Burcon incurred a one-time listing fee in FY2010 of $210,000 related to the listing on the Toronto Stock Exchange.

PROFESSIONAL FEES
Years ended March 31 (in thousands of dollars)

	2011	2010	2009
Intellectual property	1,003	1,088	895
Consulting	577	107	134
Legal and audit	136	102	86
	1,716	1,297	1,115

Patent legal fees and expenses account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. During the year, several patents entered National Phase, in particular during the last quarter that resulted in significant filing fees in several countries. During the previous year, Burcon filed several new patent applications relating to CLARISOY® soy protein isolate and also incurred higher foreign agency fees for the registration in various European countries of patents granted in Europe and also for a patent that entered national phase in the fourth quarter that resulted in significant filing fees in various countries. From inception, Burcon has expended approximately $5.8 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

Consulting expenses include $510,000 charged by BMO Nesbitt Burns for providing financial advisory fees and expenses related to the negotiation and finalization of the CLARISOY® agreement.

Burcon incurred higher legal expenses due to the TSX listing and general corporate matters relating to the annual meeting and stock option plan.

MANAGEMENT FEES AND SERVICES EXPENSES
Management fees and services are charged by a related party (see also Related Party Transactions) for the provision of professional financial and legal services by two officers and administrative staff members. On March 1, 2011, the two officers transferred their employment to the Company. Other administrative staff members continue to provide services to the Company and management fees are charged based on hourly rates established and agreed to by the related parties.

liquidity and financial position

FINANCIAL POSITION
As at March 31 (in thousands of dollars)

	2011	2010	2009
Cash and cash equivalents	9,628	11,662	2,242
Short-term investments	2,304	2,320	-
Amounts receivable	42	25	36
Property and equipment, net of amortization	733	749	627
Deferred development costs	202	-	-
Total assets	14,245	16,121	4,297
Shareholders' equity	12,916	15,720	3,951

As at March 31, 2011, Burcon had approximately $9,628,000 in cash and cash equivalents (March 31, 2010 – $11,661,000) and $2,304,000 (March 31, 2010 – $2,320,000) in short-term investments. The net cash used in operations during the year ended March 31, 2011, measured in terms of cash flows from operating activities, before changes in non-cash working capital, totalled approximately $4,537,000, as compared to $3,846,000 in the prior year. This increase of $691,000 in net cash used in operations over the prior year was due primarily to the financial advisory fee of $510,000 charged in connection with the Soy Agreement, reimbursement to ADM of $356,000 for the regulatory recognition process, employment transfers of two officers in March 2011 and the hiring of an employee late last year ($170,000), offset by a decrease TSX listing fee and related legal fees of about $212,000, interest income of $51,000 and development costs of $101,000 that have been deferred.

The Company invested approximately $181,000 in capital assets during the year, as compared to $289,000 in the previous year due mainly to a major equipment upgrade.

The completion of the public offering in the first quarter of fiscal 2010 provided proceeds of $15.4 million. Option and agents’ warrant exercises during the year provided proceeds of approximately $1,867,000 (2010 – $446,000).

At March 31, 2011, Burcon’s working capital was approximately $10,727,000 (2010 – $13,716,000). Burcon had not committed to any material capital expenditures as at March 31, 2011. However, the Company may incur up to $260,000 in additional capital expenditures and approximately $1.5 million in patent legal fees and disbursements in fiscal 2012. The higher estimate for patent legal fees and disbursements is due to several of Burcon’s patents having entered National Phase in the fourth quarter and the associated costs and filing fees will continue into the next fiscal year. Moreover, nine more patents are expected to enter National Phase over the next year that are expected to incur significant filing fees. As discussed earlier, Burcon is planning to conduct external scientific studies to further research various aspects of its canola protein products. As such, it may incur up to $775,000 related to this study in the coming year. The Board of Directors has also approved an additional $1.2 million in additional research studies on canola protein products. Burcon is currently pursuing a U.S. listing and may incur up to $300,000 in listing and associated legal and audit fees. As part of the Soy Agreement, ADM is expected to pay Burcon a pre-production royalty from the time it obtains EPA approval through and until the first sale of the products from the semi-works commercial facility.

The Company’s management believes that it currently has sufficient resources to fund its expected level of operations and working capital requirements to at least January 2013, excluding proceeds from outstanding convertible securities and royalty revenues that may be derived from the semi-works commercial facility. This earlier date is reflective of the canola research project that Burcon is planning to undertake, as well as the higher expected patent legal fees and expenses as discussed above.

financial instruments
The Company’s financial instruments are its cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities.

CREDIT RISK
The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents. The Company’s cash and cash equivalents is comprised of banker’s acceptances, term deposits and other interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with Canadian chartered banks.

INTEREST RATE RISK
All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and a short-term investment that earns interest at a fixed rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk.

LIQUIDITY RISK
The Company manages liquidity risk through the management of its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations.

outstanding share data
As at March 31, 2011, Burcon had 29,805,557 common shares and 2,040,871 stock options outstanding at a weighted average exercise price of $6.94 per share.

As of the date of this MD&A, Burcon has 29,971,074 common shares outstanding and 1,875,354 stock options outstanding at a weighted average exercise price of $7.30 per share.

quarterly financial data
(Unaudited, in thousands of dollars, except per-share amounts)

Quarter ended
	Mar 31 2011	Dec 31 2010	Sept 30 2010	June 30 2010
Interest and other income	41	39	32	27
Loss for the period	(2,620)	(1,749)	(1,754)	(2,311)
Basic and diliuted loss per share	(0.09)	(0.06)	(0.06)	(0.08)

Quarter ended
	Mar 31 2010	Dec 31 2009	Sept 30 2009	June 30 2009
Interest and other income	32	31	23	2
Loss for the period	(1,952)	(2,176)	(1,218)	(1,314)
Basic and diliuted loss per share	(0.07)	(0.08)	(0.04)	(0.05)

Included in the losses of the first, second, third and fourth quarters is stock-based compensation expense of approximately $1,349,000, $829,000, $821,000 and $719,000, respectively, and included in quarters one to four of fiscal 2010’s losses is stock-based compensation expense of about $166,000, $211,000, $1,364,000 and $908,000, respectively. As noted above, the higher stock-based compensation expense in the first quarter of this year relates to the recognition of options granted in the quarter that vested immediately.

During the fourth quarter of this year, Burcon recorded the reimbursement to ADM for $356,000 (USD 360,000) and also the financial advisory fee and travel expenses of $510,000 to BMO Nesbitt Burns for the finalization of the CLARISOY® agreement.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These expenditures reached a high of about $340,000 during the last quarter of this year due to several patents having entered National Phase. Foreign agency fees related to the registration in various countries of patents granted in Europe as well as a patent that had entered national phase resulted in higher patent legal fees and expenses during the second quarter of fiscal 2010 (about $310,000).

Burcon also incurred a higher loss during the first quarter of fiscal 2010 due to the TSX listing fee and associated legal costs of approximately $212,000.

related party transactions
The Company rents its head office premises from, and shares certain office equipment with, a company related by virtue of a common shareholder, directors and officers. During fiscal 2011, Burcon paid $40,777 (2010 – $28,131) to this company for the rental charges. In addition, professional services of two of the Company’s officers (up to February 28, 2011)

and an administrative staff member are contracted through a management agreement with this related company and, for the year ended March 31, 2011, Burcon was charged management fees of $165,563 (2010 – $169,496) for these services. Professional services provided related to the public offering in the amount of $18,523 have been charged to share issue costs during the first quarter of last year. From March 1, 2011, the two officers charged $2,093 in management fees to the related company for services performed. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

critical accounting estimates
These financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the financial statements, the reported amount of expenses during the period, and disclosures made in the notes to the consolidated financial statements. The significant area where management’s judgment is applied is in determining the fair value of stock-based compensation. Actual results could differ from these estimates.

future accounting changes
A) INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
In February 2008, the Canadian Accounting Standards Board confirmed that IFRS will replace Canada’s current generally accepted accounting principles for publicly accountable profit-oriented enterprises effective January 1, 2011. IFRS use a conceptual framework similar to Canadian GAAP but there are significant differences on recognition, measurement and disclosures. The changeover date for Burcon will be April 1, 2011 which will require restatement, for comparative purposes, of amounts reported for the year ended March 31, 2011. Accordingly, our first interim consolidated financial statements will be presented in accordance with IFRS for the three months ending June 30, 2011 with 2010 comparative results.

Due to the nature and size of the Company, the IFRS project plan has primarily been undertaken by management. We retained an external consultant to assist in the transition process. The IFRS conversion plan is comprised of three phases:

i. Diagnostic review and scoping – this phase involves planning, analyzing current accounting standards and identifying major differences between GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters and a high-level assessment of potential consequences for financing reporting, information systems, business processes and internal controls.

ii. Design – this phase involves quantifying the current and potential impacts on previously reported results, identifying supplementary information to be reported in the financial statements, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes.

iii. Implementation – this phase consists of completing the collection of data required to prepare the financial statements, implementing changes to systems and business processes relating to financial reporting, training and monitoring of standards currently being amended by the International Standard Board.

We completed the diagnostic review and scoping phase and according to IFRS 1, First-time adoption of International Financial Reporting Standards, the key standards that could lead to differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the areas of the overall presentation of financial statements, property and equipment, share-based payments, related parties, impairments and optional exemptions.

The following table provides a summary of the Company’s changeover plan, the key activities involved, and the current status of these tasks:

KEY ACTIVITIES	STATUS
Financial Reporting
Identification of differences between Canadian GAAP and IFRS	Significant differences between GAAP and IFRS identified and analyzed
Analyze and select accounting policies where alternatives are permitted, including IFRS 1 elections	Selection of accounting policies and IFRS 1 elections complete
Audit Committee approval obtained for accounting policies and IFRS 1 elections
Prepare IFRS opening balance sheet	Preliminary IFRS opening balance sheet prepared
Prepare IFRS consolidated financial statements, including IFRS 1 reconciliations	Shell consolidated financial statement in IFRS required format prepared
Quantify key differences for 2011 comparatives	IFRS 1 reconciliations drafted pending finalization of final quantification of differences
Training and Communication
Provide technical training to key accounting personnel and management	Training has been provided to key personnel. Ongoing training will be provided on an as-needed basis throughout the transition to IFRS and thereafter
Progress of IFRS conversion reported to the Audit Committee
Financial Information Systems
Identify information requirements under IFRS	New software implemented last year to satisfy information requirements for share-based payments under IFRS
Current IT system is able to satisfy other information requirements under IFRS
Control Environment
Maintain effective controls throughout the IFRS conversion process	Controls have been maintained through the conversion process
Assessment of required changes to current internal controls as a result of transition to IFRS	Assessment of controls surrounding IFRS conversion process is underway and being documented

FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS 1”)
IFRS 1 generally requires that all IFRS standards and interpretations be accounted for on a retrospective basis. However, IFRS 1 provides for certain optional exemptions and other mandatory exceptions to this general principle. The significant optional exemptions available under IFRS 1 that we expect to apply in preparing our first financial statements under IFRS are as follows:

ACCOUNTING POLICY	IFRS 1 EXEMPTION	WILL THE IFRS 1 EXEMPTION
BE APPLIED?
IFRS 3, Business Combinations	This allows an entity that has conducted prior business combinations to apply IFRS 3 on a prospective basis from the date of transition. This avoids the requirement to restate prior business combinations.	Yes, the Company expects to elect not to restate any business combinations that occurred prior to the transition date.
IFRS 2, Share-based Payment Transactions	Full retrospective application may be avoided for certain share-based payment transactions depending on the grant date, vesting terms and settlement of any related liabilities.	Yes, the Company expects to apply IFRS 2 prospectively for prior share-based payment transactions

BUSINESS COMBINATIONS
The Company has made prior acquisitions and under IFRS, the Company is required to comply with and follows IFRS 3 retrospectively. However, there is an exemption under IFRS 1 for business combinations prior to the date of transition wherein a first time adopter may elect not to apply IFRS 3 retrospectively to past business combinations (business combinations that occurred before April 1, 2010). The Company expects to use this exemption regarding historical business combinations.

SHARE-BASED COMPENSATION
The most significant financial statement impact for Burcon from the adoption of IFRS is expected to be related to share-based payments. IFRS 2 – Share Based Payments will be applied prospectively in the opening IFRS statement of financial position, as Burcon has elected to apply the IFRS 1 exemption. Under IFRS each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches. Under Canadian GAAP, Burcon calculates these awards as one grant and recognizing the resulting fair value on a straight-line basis over the vesting periods. In determining the fair value of options granted, IFRS requires that forfeitures be estimated at the time of grant, whereas under Canadian GAAP, an option is provided to record forfeitures as they occur. As Burcon accounts for the effects of forfeitures in the period of forfeiture, the accounting policy needs to be changed to build an estimate of forfeitures into the valuation of options granted. Lastly, IFRS extends the application of accounting for employee share-based payments beyond just employees to include “others providing similar services”. Therefore, certain consultant options may follow the guidance set out for employee share-based payments under IFRS.

The impact on the opening balance sheet on April 1, 2010 on adoption of IFRS 2 is expected to result in a $467,000 increase in options and to opening deficit.

B) BUSINESS COMBINATIONS
In January 2009, the CICA issued Handbook Section 1582, Business Combinations, to replace existing Section 1581 of the same title. The new section amends the standard for accounting for business combinations and contains requirements that are the same as those in IFRS 3, Business Combinations. The standard is effective for fiscal years beginning on or after January 1, 2011.

C) CONSOLIDATED FINANCIAL STATEMENTS AND NON-CONTROLLING INTERESTS
In January 2009, the CICA issued Handbook Sections 1601, Consolidated Financial Statements, and 1602, Non-controlling Interests, to replace Handbook Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary subsequent to a business combination. The new standards contain requirements that are the same as those in IFRS 3, Business Combinations, and International Accounting Standard 27, Consolidated and Separate Financial Statements. These standards are effective for fiscal years beginning on or after January 1, 2011.

disclosure controls and procedures and internal control over financial reporting
The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them. The officers have evaluated the effectiveness and design of its DC&P as at March 31, 2011 and have determined these controls to be effective.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR. Although there is an inherent lack of segregation of duties due to the number of employees handling accounting and financial matters, management believes that the close involvement of the senior executives in daily operations and transactions and the control procedures in place, as well as management and Audit Committee oversight, offset this weakness.

There have been no significant changes in the ICFR that occurred during the year ended March 31, 2011 that could have materially affected, or are reasonably likely to materially affect, such controls.

risks and uncertainties
The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. Key risks are outlined below. In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2011 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

Patents and proprietary rights – Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. As at the date of this MD&A, Burcon has been granted a total of 164 patents in various countries covering a number of key processes and uses of Burcon’s products as functional food and beverage ingredients. Of those patents, 27 have been granted in the United States. Although Burcon expends significant resources and efforts to patent its discoveries and innovations, there can be no assurances that our patent applications will result in the issuance of patents, or any patents issued to Burcon will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties. Burcon cannot be assured that competitors will not independently develop products similar to the Company’s products or manufacture products designed to circumvent the exclusive patent rights granted to the Company. Further, Burcon may need to incur significant expenditures in prosecuting claims against others whom it believes are infringing on its rights and by defending claims of intellectual property infringement brought by its competitors and others.

Development and commercialization – Burcon has not developed any commercial products. Accordingly it has not begun to market or generate revenues from the commercialization of its products. There can be no assurance that any of its products will meet applicable food regulatory standards, obtain regulatory approvals in countries where such approvals have yet to be sought, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed, or that the investment made in such potential products will be recouped through sales or related royalties. None of Burcon’s potential products are expected to be commercially available as a food ingredient for human consumption for at least one year. Burcon is dependent on ADM to commercialize its CLARISOY® soy protein products. Even if Burcon commercializes a product or products, its business strategy may not be successful.

History of operating losses and financing requirements – Burcon has accumulated net losses of approximately $46.1 million from its date of incorporation through March 31, 2011. Although Burcon expects to receive royalty payments from ADM pursuant to the Soy Agreement, the magnitude of these royalty payments cannot be ascertained at this time. In the absence of a definitive time for when sales of products will occur, it expects such losses to increase as it continues to commercialize its products, its research and development and product and its application trials. Burcon expects to continue to incur substantial losses before it reaches the commercialization stage. Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability. The commercial success of any of Burcon’s products will depend on whether they receive public and industry acceptance as a food ingredient and dietary supplement, and whether they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing, which adequately exceeds Burcon’s production or business costs.

Developing Burcon’s products and conducting product application trials is capital intensive. Since acquiring its subsidiary in October 1999, Burcon has raised gross proceeds of approximately $48.6 million from the sale or issuance of equity securities. Burcon will need to raise additional capital to fund operations and application trials, continue research and development for commercial production of its products, generate data to support regulatory recognition in Canada, the European Union and the United States, where necessary, and to commercialize its products. As at the date of this MD&A, Burcon had approximately $11.1 million in cash and cash equivalents and short-term investments. Burcon believes that it has sufficient capital to fund operations through at least January 2013. Although Burcon has sufficient funds to operate until January 2013, it may need to raise capital in the near future through an equity offering in order for the Company to meet its business objectives. The recent events in global financial markets have had a profound impact on the global economy. The disruptions in the credit and financial markets could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining capital and financing for its operations. There can be no assurance that additional financing may be available on acceptable terms, if at all.

outlook
For the coming year, Burcon’s objectives are to further the development and commercialization of its soy and canola products.

CLARISOY®
Burcon intends to conduct further research and development to improve or develop novel applications for CLARISOY® soy protein into food products. Burcon also will support ADM in connection with its development of a commercial facility for the production, marketing and sale of CLARISOY® soy protein.

PURATEIN® AND SUPERTEIN™
Burcon plans to further conduct research and development to establish the unique functional and nutritional characteristics of Supertein™ and Puratein® canola protein isolates and also initiate scientific research projects aimed at establishing the potential health benefits of Supertein™ canola protein isolate and its use as a functional food ingredient. Burcon’s ultimate objective from its canola research activities is to develop Puratein® and Supertein™ through one or more strategic alliances to pursue the development and construction of a first commercial facility.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will further strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.

consolidated financial statements
March 31, 2011 and 2010

management’s responsibility for financial reporting
The consolidated financial statements contained in this Annual Report are the responsibility of management, and have been prepared in accordance with Canadian generally accepted accounting principles and include, when necessary, estimates based on management’s best judgment. Financial information presented elsewhere in the Annual Report is under management responsibility and is consistent with that contained in the accompanying financial statements.

Burcon’s policy is to maintain internal accounting and administrative systems, combined with disclosure controls of high quality consistent with reasonable cost. Such systems are designed to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements through its Audit Committee, which reviews the consolidated financial statements and reports thereon to the Board of Directors. The Audit Committee meets periodically with the external auditors and management to review their respective activities and to satisfy itself that each party is properly discharging its responsibilities. The external auditors have free access to the Audit Committee, with or without management, to discuss the scope of their audits, the adequacy of the system of internal control, and financial reporting matters.

The consolidated financial statements have been reviewed by the Audit Committee and, together with the other required information in the Annual Report, approved by the Board of Directors. In addition, the consolidated financial statements have been audited by PricewaterhouseCoopers LLP, whose report is provided herein.

/s/ Johann F. Tergeson
JOHANN F. TERGESEN
President & Chief Operating Officer

/s/ Jade Cheng
JADE CHENG
Chief Financial Officer

independent auditor’s report

TO THE SHAREHOLDERS OF BURCON NUTRASCIENCE CORPORATION
We have audited the accompanying consolidated financial statements of Burcon NutraScience Corporation, which comprise the consolidated balance sheets as at March 31, 2011 and 2010 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended, and the related notes including a summary of significant accounting policies.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

OPINION
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Burcon NutraScience Corporation as at March 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopersLLP

CHARTERED ACCOUNTANTS

June 22 , 2011
Vancouver, British Columbia

consolidated balance sheets
As at March 31, 2011 and 2010

	2011	2010
	$	$
Assets
Current assets
Cash and cash equivalents	9,628,020	11,661,745
Short-term investments	2,304,465	2,320,372
Amounts receivable (note 7)	41,919	25,052
Prepaid expenses (note 4)	81,570	109,566
	12,055,974	14,116,735
Property and equipment (note 3)	732,977	749,455
Deferred development costs –	201,500	-
net of accumulated amortization of $nil (2010 – $nil)
Goodwill	1,254,930	1,254,930
	14,245,381	16,121,120
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 7)	1,328,920	401,179
Shareholders’ Equity (note 4)
Capital stock (note 7)	47,158,758	44,236,390
Contributed surplus	3,762,983	3,762,983
Options	8,115,843	5,236,268
Warrants	-	171,972
Deficit	(46,121,123)	(37,687,672)
	12,916,461	15,719,941
	14,245,381	16,121,120
Subsequent event (note 12)

Approved by the Board of Directors

/s/ Richard Whittall
RICHARD WHITTALL, Director

/s/ Johann Tergesen
JOHANN TERGESEN, Director

See accompanying notes to consolidated financial statements

consolidated statements of operations, comprehensive loss and deficit
For the years ended March 31, 2011 and 2010

	2011	2010
	$	$
Expenses
General and administrative (notes 4 and 7)	3,922,482	3,177,036
Research and development (note 5)	2,764,045	2,101,159
Professional fees (note 4)	1,716,424	1,296,863
Management fees (note 7)	165,563	169,496
Amortization of property and equipment	3,667	3,379
Loss from operations	(8,572,181)	(6,747,933)
Interest and other income (note 7)	138,730	87,611
Loss and comprehensive loss for the year	(8,433,451)	(6,660,322)
Deficit – Beginning of year	(37,687,672)	(31,027,350)
Deficit – End of year	(46,121,123)	(37,687,672)
Basic and diluted loss per share (note 6)	(0.29)	(0.24)

See accompanying notes to consolidated financial statements

consolidated statements of cash flows
For the years ended March 31, 2011 and 2010

	2011	2010
	$	$
Cash flows from operating activities
Loss for the year	(8,433,451)	(6,660,322)
Items not affecting cash
Amortization of property and equipment	178,050	163,969
Loss on disposal of property and equipment	-	924
Stock-based compensation expense	3,718,096	2,649,297
	(4,537,305)	(3,846,132)
Changes in non-cash working capital items
Amounts receivable	(16,867)	10,569
Prepaid expenses	(3,634)	(23,542)
Accounts payable and accrued liabilities	927,741	54,449
	(3,630,065)	(3,804,656)
Cash flows from investing activities
Decrease (increase) in short-term investments	15,907	(2,320,372)
Acquisition of property and equipment	(180,608)	(288,503)
Development costs deferred	(105,852)	-
Proceeds from disposal of property and equipment	-	828
	(270,553)	(2,608,047)
Cash flows from financing activities
Issue of capital stock – net of issue costs	1,866,893	15,832,472
(Decrease) increase in cash and cash equivalents	(2,033,725)	9,419,769
Cash and cash equivalents – Beginning of year	11,661,745	2,241,976
Cash and cash equivalents – End of year	9,628,020	11,661,745
Cash and cash equivalents consist of
Cash	531,516	61,554
Cash equivalents	9,096,504	11,600,191
	9,628,020	11,661,745
Supplemental disclosure of non-cash investing activities
Stock-based compensation charged to deferred development costs	76,613	-
Amortization of property and equipment charged to deferred development costs	19,035	-

See accompanying notes to consolidated financial statements

notes to consolidated financial statements
March 31, 2011 and 2010

1. nature of operations
Burcon NutraScience Corporation (Burcon or the Company) is a research and development company that is developing its plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company is developing CLARISOY®, a soy protein isolate, and two canola proteins, Puratein® and Supertein™ (the Products).

A) CLARISOY®
On March 4, 2011, Burcon signed a license and production agreement (Soy Agreement) with Archer Daniels Midland Company (ADM) to license its CLARISOY® technology to ADM on an exclusive basis to produce, market and sell CLARISOY® soy protein world-wide. The terms of the Soy Agreement include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY®, (b) a royalty stream payable to Burcon on a quarterly basis that begins upon the signing of a definitive agreement, (c) the engineering and design of an initial commercial CLARISOY® production plant to be completed by ADM concurrent with the completion of a definitive agreement, and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY® under the twenty-year Soy Agreement. Maintaining the CLARISOY® soy protein patent portfolio during the term of the Soy Agreement will be the responsibility of Burcon.

B) PURATEIN® AND SUPERTEIN™
Burcon has a license and development agreement (Canola Agreement) with ADM to commercialize Burcon’s canola protein ingredients, including Puratein® and Supertein™. Upon completion of the development period set out in the Agreement, and the parties’ agreement on the royalty rate and minimum royalties payable by ADM, Burcon is required to grant ADM an exclusive, royalty-bearing, worldwide license to use Burcon’s technology to make and sell products, together with certain rights to grant sublicenses. In October 2008, Burcon announced that Puratein® and Supertein™ have been self-affirmed GRAS (Generally Recognized As Safe). On August 30, 2010, Burcon also announced that the U.S. Food and Drug Administration (FDA) has issued a no objection letter that Puratein® and Supertein™ are GRAS under the intended conditions of use. GRAS notification is a voluntary procedure whereby a company informs the FDA of its determination that the use of a substance is GRAS. The total cost of the regulatory recognition process, governed by a defined cost sharing agreement for all of the third-party expenses, was US$945,922, with Burcon’s share at US$585,922. The cost sharing agreement provides that either ADM or Burcon is required to reimburse the other on the occurrence of certain events. On March 1, 2011, Burcon and ADM amended the Canola Agreement to provide a one-year extension to March 1, 2012 to facilitate continued research. In connection with the GRAS notification process, Burcon has agreed to reimburse ADM its share of the costs being US$360,000 (CA$355,680). At March 31, 2011, that amount has been accrued for in accounts payable and accrued liabilities and charged to research and development expense. These funds will be deposited to an interest-bearing escrow account held in trust for Burcon and ADM until March 1, 2012. On March 1,

2012, the funds held in the escrow account, including any accrued interest, will be released to ADM, and upon receipt, all intellectual property, reports, studies or other materials prepared by ADM, Burcon or by a third party in connection with the GRAS process will be deemed to be owned solely by Burcon and ADM will have no further rights with respect thereto. Unless Burcon and ADM come to any other agreements, the Canola Agreement will terminate on March 1, 2012.

2. significant accounting policies

BASIS OF PRESENTATION
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

PRINCIPLES OF CONSOLIDATION
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Burcon NutraScience (MB) Corp. All material intercompany transactions and balances have been eliminated on consolidation.

ACCOUNTING ESTIMATES
The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results may differ from those estimates.

The significant area where management’s judgment is applied is in determining the fair value of stock-based compensation.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

SHORT-TERM INVESTMENTS
Short-term investments comprise highly-liquid short-term interest bearing securities with maturities at their purchase dates of greater than three months but not more than one year.

FINANCIAL INSTRUMENTS
The Company classifies its financial instruments into one of five categories; held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. Except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost, the Company’s financial instruments are measured at fair value. Subsequent measurement and changes in fair value depend on their initial classification, as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in operations; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive loss until the investment is derecognized or impaired at which time the amounts are recorded in operations; non-financial derivatives are measured at fair value with changes in fair value recorded in operations unless hedge accounting is applied, in which case changes in fair value are recorded in other comprehensive loss.

The Company classifies its cash and cash equivalents and short-term investments as held-for-trading, which are measured at fair value; amounts receivable as loans and receivables, which are measured at amortized cost; and accounts payable and accrued liabilities as other financial liabilities, which are measured at amortized cost, using the effective interest rate method.

The Company has no derivative instruments.

PROPERTY AND EQUIPMENT
Property and equipment are recorded at cost less accumulated amortization. The Company provides for amortization using the declining balance method at the following annual rates:

Equipment	20%
Computer equipment	30%

RESEARCH AND DEVELOPMENT COSTS
Research costs are expensed in the period incurred. Development costs are also expensed in the period incurred unless the related product or process is clearly defined and the costs attributable thereto can be identified; the technical feasibility of the product or process has been established; management has indicated its intention to produce and market, or use, the product or process; the future market for the product or process is clearly defined; and adequate resources exist, or are expected to be available, to complete the project. On March 4, 2011, concurrent with signing the Soy Agreement, the Company commenced deferring development costs related to CLARISOY®. The deferred development costs will be amortized on a straight-line basis over their estimated useful lives commencing with the commercial production of the product.

IMPAIRMENT OF LONG-LIVED ASSETS
The Company tests property and equipment and deferred development costs for impairment whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. If the carrying value of an asset or group of assets exceeds the undiscounted estimated future cash flows related to the asset or group of assets, an impairment loss is recognized in the period it is determined to the extent that the carrying value exceeds the fair value of the asset or group of assets.

GOODWILL
Goodwill represents the excess at the date of acquisition of the cost of the acquired business over the fair values attributed to the underlying net tangible assets and the identifiable intangible assets. Goodwill is not amortized.

On at least an annual basis, the Company subjects goodwill to an impairment test based upon a comparison of the carrying amount to the implied fair value of the goodwill. Any impairment in the carrying amount of goodwill is charged to operations in the period such impairment is identified.

INCOME TAXES
The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized in the current period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recognized to the extent it is more likely than not that future income tax assets will not be realized.

INVESTMENT TAX CREDITS
The Company carries out research and development in Canada that is eligible for Scientific Research and Experimental Development (SR&ED) Investment Tax Credits (ITC) at both the federal and provincial level. ITCs are recognized as a reduction in research and development costs in the period in which there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition of property and equipment are recognized as a deduction from the costs of those assets in the period there is reasonable assurance that the credits will be realized. The Company’s determination of ITCs involves uncertainty with respect to management’s interpretation of complex tax regulations. The ITC claims are subject to review and acceptance by the Canada Revenue Agency prior to collection.

STOCK-BASED COMPENSATION
The Company accounts for stock-based compensation granted to employees and non-employees using the fair value method calculated using the Black-Scholes option pricing model. For options granted to employees, officers and directors, the compensation cost is measured at fair value at the date of grant and is expensed to operations over the award’s vesting period or capitalized to deferred development costs if the criteria for deferral are met. For options granted to non-employees, the fair value is measured as of the earliest of a) the date performance is complete, b) the date a performance commitment is reached, and c) the date the options are granted if they are fully vested and non-forfeitable. The cost is recognized over the period in which the goods or services from the non-employees are received with a corresponding amount recorded as options in shareholders’ equity. When stock options are exercised, capital stock is credited by the sum of the consideration paid and by the related portion previously recorded in options. The effects of forfeitures are accounted for in the period of forfeiture.

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share is computed by dividing the net earnings (loss) for the period available to common shareholders by the weighted average number of common shares outstanding during the period. The Company applies the treasury stock method to calculate diluted earnings (loss) per share. Diluted earnings (loss) per share excludes all dilutive potential common shares if their effect is anti-dilutive.

3. property and equipment

			2011
	Cost	Accumulated	Net
	$	amortization	$
		$
Equipment	3,135,746	2,416,236	719,510
Computer equipment	53,445	39,978	13,467
	3,189,191	2,456,214	732,977

			2010
	Cost	Accumulated	Net
	$	amortization	$
		$
Equipment	2,956,962	2,224,530	732,432
Computer equipment	51,621	34,598	17,023
	3,008,583	2,259,128	749,455

4. shareholders’ equity

A) CAPITAL STOCK
Authorized
Unlimited number of common shares without par value

Issued

	Number of Shares	Amount
		$
Balance – March 31, 2009	25,888,759	28,268,997
Issued during the year for cash
Equity offering	2,942,950	16,921,963
Share issue costs (note 7)	-	(1,717,061)
Options exercised	224,371	445,970
Transferred from options upon	-	316,521
exercise of options
Balance – March 31, 2010	29,056,080	44,236,390
Issued during the year for cash
Options and warrants exercised	749,477	1,866,893
Transferred from options and warrants upon	-	1,055,475
exercise of options and warrants
Balance – March 31, 2011	29,805,557	47,158,758

On June 18, 2009, Burcon completed a public offering of 2,942,950 common shares at $5.75 per common share, including 333,950 common shares pursuant to the partial exercise of the agents’ over-allotment option. The agents received a cash commission of 6% of the gross proceeds and compensation options (Agents’ Warrants) entitling the agents to purchase up to 117,718 common shares (equal to 4% of the common shares sold pursuant to the offering). Each Agent’s Warrant is exercisable to acquire one common share of the Company at an exercise price of $5.75 per share at any time before and including December 18, 2010. The fair value of the Agents’ Warrants was estimated at $181,600 using the Black-Scholes pricing model and has been included in Warrants. During the year ended March 31, 2011, 111,477 (2010 – 6,241) Agents’ Warrants were exercised.

B) CONTRIBUTED SURPLUS
Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

C) OPTIONS
The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At March 31, 2011, 2,040,871 (2010 – 2,548,871) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $2.80 and $9.60 per common share. At the annual general meeting held on September 3, 2009, the shareholders of the Company approved an increase of 1,046,343 to the option plan. An additional 41,045 (2010 – 171,045) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of ten years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant.

		2011		2010
	Number of	Weighted	Number of	Weighted
	options	average	options	average
		exercise		exercise
		price		price
		$		$
Outstanding –	2,548,871	5.59	1,877,002	3.07
Beginning of year
Granted	130,000	8.81	990,000	9.39
Exercised	(638,000)	1.92	(218,130)	1.88
Expired	-	-	(50,001)	1.72
Forfeited	-	-	(50,000)	6.25
Outstanding –	2,040,871	6.94	2,548,871	5.59
End of year

	2011	2010
	$	$
Balance – Beginning of year	5,236,268	3,003,446
Stock-based compensation to employees	3,724,153	2,568,605
Stock-based compensation to consultants	38,926	28,545
Transfer to capital stock upon exercise of options	(883,504)	(306,894)
Expired	-	(57,434)
Balance – End of year	8,115,843	5,236,268

The following table summarizes information about stock options outstanding and exercisable at March 31, 2011:

	Options outstanding			Options exercisable
Range of	Number	Weighted	Weighted	Number	Weighted
exercise	outstanding	average	average	exercisable	average
prices	at March 31,	remaining	exercise	at March 31,	exercise
	$2011	contractual	price	2011	price
		life (years)	$		$
2.80 to 3.30	565,871	1.07	3.17	565,871	3.17
5.67 to 6.50	440,000	2.75	5.78	418,333	5.75
8.65 to 9.60	1,035,000	8.75	9.50	461,666	9.46
	2,040,871			1,445,870

The fair value of each option is estimated as at the date of grant or other measurement date as required by Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 using the Black-Scholes option pricing model and the following weighted average assumptions:

	2011	2010
Dividend yield	0.0%	0.0%
Expected volatility	75.1%	80.3%
Risk-free interest rate	3.5%	3.0%
Expected average option term (years)	8.4	8.2

The weighted average fair value of the options granted during the year ended March 31, 2011 was $6.72 (2010 – $7.37) per option.

Included in research and development expenses is $925,754 (2010 – $565,111) (note 5) of stock-based compensation and included in general and administrative expenses is $2,760,712 (2010 – $2,032,038) of a combination of stock-based compensation and costs settled by way of stock options.

Included in professional fees is $31,630 (2010 – $52,148) relating to services settled by way of stock options. Included in deferred development costs is $76,613 (2010 – $nil) of stock-based compensation and included in prepaid expenses is $nil (2010 – $31,630) of consulting costs settled by way of stock options.

D) WARRANTS

As at March 31, 2011, the following warrants were outstanding:

March 31,	Granted	Exercised	Expired	March 31,	Exercise	Expiry
2010				2011	price	date
					$
111,477	-	(111,477)	-	-	5.75	Dec 18, 2010

5. research and development

	2011	2010
	$	$
Salaries and benefits (note 4)	1,772,127	1,450,073
Toxicology trials	355,680	3,567
Laboratory operation	318,605	338,158
Amortization	174,383	160,590
Rent	73,612	75,987
Analyses and testing	53,553	50,454
Travel and meals	16,085	22,330
	2,764,045	2,101,159

Since inception, the Company has expensed $20,093,529 (2010 – $17,329,484) on research and development.

6. basic and diluted loss per share
The following table sets forth the computation of basic and diluted loss per share:

	2011	2010
	$	$
Loss for the year, being loss attributable to common shareholders – basic and diluted	8,433,451	6,660,322
	Shares	Shares
Weighted average common shares – basic and diluted (a)	29,545,189	28,286,590
Basic and diluted loss per share	(0.29)	(0.24)
a) For the years ended March 31, 2011 and 2010, the Company excluded the potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

7. related party transactions
Included in general and administrative expenses for the year ended March 31, 2011 is $40,777 (2010 – $28,131) for the rental of office space, for services, and for equipment rental from companies related by virtue of a common shareholder, directors, and officers.

For the year endedMarch 31, 2011, included inmanagement fees is $165,563 (2010 – $169,496) for services provided by a company related by virtue of common shareholders and officers. At March 31, 2011, $nil (2010– $6,280) of this amount is included in accounts payable and accrued liabilities. For the year ended March 31, 2011, included in interest and other income is $2,093 (2010 – $nil) for management services provided to a company related by virtue of common shareholders and officers. At March 31, 2011, $819 (2010 – $nil), of this amount is included in amounts receivable. Also included in capital stock are share issue costs of $nil (2010 –

$18,523) for services provided by a company related by virtue of common shareholders, directors and officers.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8. income taxes
The recovery of income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to loss for the year as follows:

	2011	2010
	$	$
Recovery of income taxes based on the combined statutory income tax rate of 29.10% (2010 - 30.30%)	(2,454,000)	(2,018,000)
Change in valuation allowance on future income tax assets	1,250,000	424,000
Adjustment to future income tax assets for changes in tax rates	122,000	168,000
Non-deductible items and tax adjustments	1,082,000	877,000
Non-capital losses expired	-	549,000
Recovery of income taxes	-	-

As at March 31, 2011, the Company has non-capital losses of approximately $19,213,000 (2010 – $15,032,000) available to reduce taxable income in future years. These losses expire as follows:

$
2014	1,672,000
2015	1,943,000
2026	1,502,000
2027	1,814,000
2028	2,093,000
2029	2,432,000
2030	3,576,000
2031	4,181,000
19,213,000

In addition, the Company has SR&ED expenditures of approximately $10,132,000 available to carry forward indefinitely.

The investment tax credits of $4,035,000 may be used to offset future income taxes otherwise payable and expire between 2014 and 2031.

The tax effects of temporary differences that give rise to future income tax assets are as follows:

	2011	2010
	$	$
Future income tax assets
SR&ED expenditures	2,554,000	2,363,000
Losses from operations carried forward	5,050,000	3,928,000
Financing costs	230,000	321,000
Property and equipment	116,000	87,000
	7,950,000	6,699,000
Valuation allowance	(7,950,000)	(6,699,000)
	-	-

Management believes the realization of income tax benefits related to these losses and other potential future income tax assets is uncertain at this time and cannot be viewed as more likely than not. Accordingly, the Company has recorded a full valuation allowance.

9. financial instruments

FAIR VALUES
The three level hierarchy of fair value measurements based upon the transparency of inputs of the Company’s financial assets and financial liabilities is as follows:

	Carrying		Fair value
	amount
	$	Level 1	Level 2	Level 3
		$	$	$
Financial assets
Cash and cash equivalents	9,628,020	-	9,628,020	-
Short-term investments	2,304,465	-	2,304,465	-
Amounts receivable	41,919	-	41,919	-
Financial liabilities
Accounts payable and accrued liabilities	1,328,920	-	1,328,920	-

CREDIT RISK
The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents and short-term investments. The Company’s cash equivalents comprise banker’s acceptances, term deposits and other interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with Canadian financial institutions.

INTEREST RATE RISK
All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk. For the year ended March 31, 2011, the weighted average interest rate on the interest earned on the Company’s cash and cash equivalents was 1.01% (2010 - 0.74%) and the weighted average interest rate earned on the short-term investments was 1.47% (2010 - 1.22%) per annum. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at March 31, 2011 is estimated to be a $96,000 increase or decrease in interest income per year. Similarly, the impact of a 1.5% strengthening or weakening of interest rates on the Company’s short-term investments at March 31, 2011 is estimated to be a $35,000 increase or decrease in interest income per year, respectively.

LIQUIDITY RISK
The Company manages liquidity risk through the management of its capital structure (note 10). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities at March 31, 2011 was $1,328,920, all of which is within the next 12 months.

10. capital disclosures
The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs.

It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. The Company raised net proceeds of $15.4 million in equity financing on June 18, 2009 to fund its strategic objectives.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended March 31, 2011.

11. international financial reporting standards (IFRS)
Effective for fiscal years beginning on or after January 1, 2011, IFRS will replace GAAP for Canadian publicly accountable enterprises. The Company will implement these standards on April 1, 2011.

In accordance with IFRS, the Company will be required to report its results commencing with its fiscal year ending March 31, 2012, with the quarter ending June 30, 2011 being the first set of consolidated financial statements prepared under IFRS. Comparative figures for the quarter ended June 30, 2010 will be presented, including an opening balance sheet as at April 1, 2010 reconciled from current Canadian GAAP to IFRS.

Although the conceptual framework of IFRS is similar to that of Canadian GAAP, there are some differences on recognition, measurement and disclosure that are being addressed during the Company’s implementation plan.

Most adjustments required on transition to IFRS will be made retrospectively against opening deficit on April 1, 2010. Transitional adjustments relating to those standards, where restatement of comparative figures is not required, will be made on the first day of the fiscal year of adoption, being April 1,2011.

IFRS 1, First-time Adoption of International Financial Reporting Standards, applies only at the time of changeover to IFRS. This standard requires first-time adopters to select accounting policies that comply with each pronouncement in effect at the start of its first IFRS reporting period, being April 1, 2011 for the Company, and retrospectively apply those policies as if they were always in effect. However, IFRS 1 provides a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS.

The International Accounting Standards Board (IASB) currently has several projects underway in its work plan with anticipated completion dates in calendar years 2011 and 2012. These projects are expected to result in new or amended IFRS pronouncements. The Company will continue to monitor standard developments issued by the IASB and regulatory developments issued by the Canadian Securities Administrators and assess their impact on the Company’s first and subsequent IFRS reporting periods.

Differences between Canadian GAAP and IFRS may have a significant impact on the Company’s consolidated financial statements. The Company is in the process of finalizing the quantifiable impact to its financial position and results of its operations.

12. subsequent event
Subsequent to March 31, 2011, employees, directors and officers exercised options for 165,517 common shares at an exercise price of $2.85 per share.

corporate information

CORPORATE OFFICE
1946 West Broadway
Vancouver, British Columbia V6J 1Z2
tel:604.733.0896
fax: 604.733.8821

TECHNICAL CENTRE
Burcon NutraScience (MB) Corp.
Winnipeg, Manitoba

WEBSITE
www.burcon.ca

INVESTOR RELATIONS
toll free: 1.888.408.7960
email: info@burcon.ca

AUDITORS
PricewaterhouseCoopers LLP
250 Howe Street, Suite 700
Vancouver, British Columbia V6C 3S7

TRANSFER AGENT & REGISTRAR
Computershare Investor Services Inc.
510 Burrard Street
Vancouver, British Columbia V6C 3B9

SHARE LISTING
Toronto Stock Exchange
Symbol for Common Shares: BU

Frankfurt Stock Exchange
Symbol for Common Shares: WKN 157793

ANNUAL MEETING OF SHAREHOLDERS
Date: September 1, 2011 at 10am PDT
Location:
Morris J. Wosk Centre
580 West Hastings Street
Vancouver, British Columbia V6B 5K3

DIRECTORS
Allan Yap
Hong Kong
Chairman and Chief Executive Officer
Burcon NutraScience Corporation

Johann F. Tergesen 4
Vancouver, British Columbia
President and Chief Operating Officer
Burcon NutraScience Corporation

Rosanna M.W. Chau
Hong Kong
Deputy Chairman and Managing Director
ITC Corporation Limited

Paul S. Westdal 2
Winnipeg, Manitoba
President, Agri-Tec International Inc.

Richard O’C. Whittall 1,2,3,4
Delta, British Columbia
Partner, Watershed Capital Partners Inc.

Lawrence Wang 1,2,3,5
Edmonton, Alberta
Professor (Emeritus)
University of Alberta

D. Lorne Tyrrell 1,3,5
Edmonton, Alberta
Founding Director
Li Ka Shing Institute of Virology

Alan Chan 4
Hong Kong
Executive Director
ITC Corporation Limited

Matthew Hall
Vancouver, British Columbia
Principal Consultant
Matt Hall and Associates

1	Member of the Audit Committee
2	Member of the Corporate Governance Committee
3	Member of the Nominating and Compensation Committee
4	Member of the Commercialization Committee
5	Member of the Canola Research Committee

OFFICERS

Allan Yap
Chief Executive Officer

Johann F. Tergesen

President and Chief Operating Officer

Jade Cheng
Chief Financial Officer and Treasurer

Dorothy K.T. Law
Senior Vice-President, Legal and Corporate Secretary

Randy Willardsen
Senior Vice-President, Process

Martin Schweizer
Vice-President, Technical Development

This Annual Report contains forward-looking statements that relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. They are subject to a number of risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. The Company undertakes no obligation to publicly update any such statement, to reflect new information or the occurrence of future events or circumstances.

www.burcon.ca

Puratein® and SuperteinTM are trademarks of Burcon NutraScience Corporation